February 13, 2019

John Crowley
Chief Financial Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

       Re: Merus N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File No. 001-37773

Dear Mr. Crowley:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance